Exhibit 99.1

FORM OF NONQUALIFIED STOCK OPTION AGREEMENT

THIS NONQUALIFIED STOCK OPTION AGREEMENT (this “Agreement”) is entered into as of January 25, 2010 between T. BOONE PICKENS (“Grantor”) and                                                          (“Optionee”).

RECITALS

A.           Optionee is an employee of BP Capital LP, a Texas limited partnership (“Employer”) which is wholly-owned by Grantor.

B.            Grantor desires to grant an option to Optionee to purchase shares of Common Stock of Clean Energy Fuels Corp. (the “Company”) from Grantor as a reward for past employment performance and as an incentive to future employment performance.

B.            Optionee desires to accept the option on the terms and conditions provided herein.

In consideration of the foregoing facts and the mutual promises set forth herein, the parties agree as follows:

1.             Grant of Option.  Grantor hereby grants to Optionee an option (this “Option”) to purchase up to                                shares of the Company (the “Shares”) at a price of $15.52 per Share.

2.             Vesting.     Vesting of this Option shall commence on January 25, 2010 (the “Vesting Commencement Date”) and the right of Optionee to purchase Shares upon exercise of this Option shall vest in accordance with the following terms and conditions:

(a)           This Option may be exercised with respect to the first 20% of the Shares (the “First Tranche Shares”) as of January 1, 2011 (the “First Vesting Date”) if Optionee has been continuously employed by Employer since the Vesting Commencement Date.

(b)           This Option may be exercised with respect to an additional 40% of the Shares (the “Second Tranche Shares”) as of January 1, 2012 (the “Second Vesting Date”) if Optionee has completed twelve (12) months of continuous employment with Employer following the First Vesting Date.

(c)           This Option may be exercised with respect to the remaining 40% of the Shares (the “Third Tranche Shares”) as of January 1, 2013 (the “Third Vesting Date”) if Optionee has completed twelve (12) months of continuous employment with Employer following the Second Vesting Date.

3.             Expiration Dates.

(a)           This Option may be exercised with respect to the First Tranche Shares at any time from the First Vesting Date until December 31, 2011 at which date the right to purchase First Tranche Shares under this Option shall expire (herein called an “Expiration Date”).

(b)           This Option may be exercised with respect to the Second Tranche Shares at any time from the Second Vesting Date until December 31, 2012 at which date the right to purchase Second Tranche Shares under this Option shall expire (herein called an “Expiration Date”).

(c)           This Option may be exercised with respect to the Third Tranche Shares at any time from the Third Vesting Date until December 31, 2013 at which date the right to purchase Third Tranche Shares under this Option shall expire (herein called an “Expiration Date”).

Notwithstanding the foregoing, should any Expiration Date fall on a day on which the Shares subject to exercise cannot be purchased or sold due to a blackout period or similar restriction under applicable SEC rules or regulations, then such Expiration Date shall be extended to the first day on which such blackout period or restriction no longer applies.

4.             Exercise of Option.  This Option may be exercised by delivery of written notice to Grantor stating the number of Shares with respect to which the Option is being exercised, together with full payment of the purchase price therefor. Payment may be made in cash or in such other form or combination of forms (including, without limitation, securities of the Company) as shall be acceptable to Grantor.

5.             Assignment; Death or Termination.

(a)           This Option may not be assigned or transferred.

(b)           If Optionee dies prior to exercising his right to purchase any Shares that have vested hereunder as of the date of his death, the heirs or personal representatives of Optionee shall have the right to exercise this Option with respect to such vested Shares until the applicable Expiration Date. This Option shall expire on the date of Optionee’s death with respect to any Shares that have not vested as of such date.

(c)           If Optionee resigns as an employee of Employer or is terminated from employment, with or without cause, by Employer prior to exercising his right to purchase any Shares that have vested hereunder as of the date of such resignation or termination, Optionee shall have the right to exercise this Option with respect to such vested Shares until the earlier to occur of (i) the ninetieth (90th) day after the date of resignation or termination or (ii) the applicable Expiration Date. This Option shall expire on the date of Optionee’s resignation or termination with respect to any Shares that have not vested as of such date.

6.             Compliance with Law.  This Option shall not be exercised, and no Shares shall be issued in respect hereof, unless in compliance with federal and applicable state securities laws.

7.             Tax Treatment.  Optionee acknowledges that the tax treatment of this Option, Shares subject to this Option or any events or transactions with respect thereto may be dependent upon various factors or events which are not determined by this Agreement. Grantor makes no representations with respect to and hereby disclaims all responsibility as to such tax treatment.

8.             Nonqualified Status.  This Option is not intended to be an “Incentive Stock Option” as defined in Section 422A of the Internal Revenue Code of 1986 (the “Code”) and it shall not be treated as an Incentive Stock Option, whether or not, by its terms, it meets the requirements of Section 422A.

9.             Interpretation.       It is the intent of the parties that this Agreement shall comply with Section 409A of the Code and all rules promulgated thereunder. If any such rules are revised or modified, this Agreement shall be construed to be in compliance with such rules as so revised or modified.

10.           Choice of Law.      This Agreement shall be governed by and construed in accordance with the laws of the State of Texas (without regard to principles of conflict of laws thereof).

IN WITNESS WHEREOF, Grantor and Optionee have executed this Agreement effective as of the date first set forth above.

Grantor:

T. BOONE PICKENS

Optionee:

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